Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF DECEMBER 13, 2013

DATE, TIME AND PLACE: On December 13, 2013, at 17:00 p.m., at the Grand Hyatt Hotel, Av. das Nações Unidas, 13,301, Mezzanine, Aurum and Zirconium rooms, in the city and state of São Paulo.

CHAIR:    Pedro Moreira Salles.

QUORUM:    The totality of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Whereas:

a)
on October 22, 2012, the Board of Directors authorized the buyback of the Company’s own shares in the period from November 5, 2012 to November 4, 2013, pursuant to the limits of 13,700,000 common shares and 86,300,000 preferred shares;

b)
there currently exist and are held as treasury stock 2,310 common shares and 69,740,095 preferred shares issued by the Company, of this total of preferred shares being acquired 23,500,000 shares in the period from November 2012 to November 2013; and

c)
the Company believes this authorization to be in the best interest of its stockholders, the share acquisition process having the purpose of applying available funds as well as any buyback operations executed within its scope.

HAVE UNANIMOUSLY RESOLVED:

a)
to authorize the acquisition of up to 13,700,000 common shares and 86,300,000 preferred shares of the Company’s own issue, without reduction in the value of the capital stock, for holding as treasury stock, cancellation or resale to the Market, pursuant to paragraphs 1 and 2, Article 30 of Law 6.404/76 and CVM Instructions 10/1980, 268/1997 and 390/2003;

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF DECEMBER 13, 2013	Page 2

b)
to attribute to the Executive Board the authority to establish the opportunity for acquisition of the shares within these limits which represent less than 10% of the 237,181,352 common shares and of the 2,425,289,137 preferred shares of the Company’s Free Float; and

c)
that these acquisitions be effected through the Stock Exchanges during the period from December 16, 2013 to December 15, 2014, at market value, using funds available and held in the Capital Reserve (“Reserve for Goodwill on the Issue of Shares”) and Revenue Reserve (“Reserve for Working Capital”), and intermediated by Itaú Corretora de Valores S.A. with its registered offices at Av. Brigadeiro Faria Lima, 3400, 10th floor in the city and state of São Paulo.

CONCLUSION: The meeting was declared closed and these minutes, having been drafted, read and approved by all, were signed. São Paulo (SP), December 13, 2013. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer